As filed with the Securities and Exchange Commission on January 12, 2001

                           Registration No. 333-46054
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------
                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                     THE SECURITIES ACT OF 1933, AS AMENDED



                     --------------------------------------
                                 TRIMEDYNE, INC.
             (Exact name of registrant as specified in its charter)


         Nevada                                        36-3094439
(State or Other Jurisdiction                         (IRS Employer
 Incorporation or Organization)                     Identification No.)

     15091 Bake Pkwy.
       P.O. Box 57001
    Irvine, California                                  92619-7001
(Address of Principal Executive Offices)                (Zip Code)


                   ------------------------------------------
                        SHANE H. TRAVELLER, PRESIDENT AND
                             CHIEF OPERATING OFFICER
                                 TRIMEDYNE, INC.
                                15091 Bake Pkwy.
                            Irvine, California 92618
                     (Name and Address of Agent for Service)

                                  (949)559-5300
          (Telephone Number, Including Area Code, of Agent of Service)


                                   Copies to:
                            RICHARD F. HOROWITZ, ESQ.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017

     Approximate date of commencement of proposed sale to the public:
                               As soon as practicable after the effective date
                                        of the registration statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

         If the registrant elects to deliver its annual report to security holders, or a complete and legal facsimile thereof pursuant to Item 11(a)(1) of this Form, check the following box. [ X ]

                         Calculation of Registration Fee


                                               Proposed                Proposed
Title of                                       Maximum                 Maximum
Securities                 Amount              Offering                Aggregate               Amount of
to be                      to be               Price                   Offering                Registration
Registered                 Registered          Per Share (1)           Price (1)               Fee (2)

-------------------------------------------------------------------------------------------------------------------

Common Stock (3)           1,650,000            $1.438                 $2,372,700              $626.39



Total Registration Fee                          $1.438                 $2,372,700              $626.39


(1)      Based upon the closing price on January 4, 2001.

(2) Estimated solely for the purpose of calculating the registration fee, based upon the closing price on January 4, 2001.

(3) Includes 150,000 shares of Common Stock underlying the 150,000 Warrants sold to the Underwriter.

         The Registrant hereby amends the registration statement on such date or dates as may be necessary to delay the effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       -----------------------------------


                                 TRIMEDYNE, INC.

                       ----------------------------------

                        1,650,000 SHARES OF COMMON STOCK

                             DATED JANUARY 12, 2001
                             (Subject to Completion)

         This Prospectus covers the proposed offer and sale by Trimedyne, Inc. ("we", "us", "our" or the "Company") of up to 1,500,000 shares of its Common Stock, $0.01 par value (the "Common Stock"), to the public on a "best efforts" basis from time to time over a period of six (6) months from the date of this Prospectus, unless we and the Underwriter agree to extend the offering, at prices related to the then market price of our Common Stock. This Prospectus also covers the possible sale of 150,000 shares of our Common Stock to the public if the Underwriter exercises the Warrants we sold to the Underwriter, as described below. We will receive all of the net proceeds from the sale of the above securities.

         We have agreed to pay the Underwriter a commission of 7% and non-refundable expense allowance of one percent 1% of the sales of the Common Stock to the public, of which $25,000 has been prepaid. We have also sold to the Underwriter at nominal cost 150,000 Warrants ("Warrants"), each exercisable over a period of four (4) years commencing one year after the Effective Date of this Prospectus in an amount equal to ten percent (10%) of the number of shares of Common Stock sold to the public. To the extent exercisable, each Warrant will be exercisable to purchase one share of our Common Stock at an exercise price equal to one hundred twenty percent (120%) of the then sales price of the Common Stock to the public. We and the Underwriter have also agreed to indemnify each other in certain circumstances. We estimate the cost of this offering to us will be approximately $200,000, including the expense allowance to the Underwriter. (See "PLAN OF DISTRIBUTION.")

         Our Common Stock is traded on the NASDAQ National Market System under the Symbol "TMED". The closing price of our Common Stock on January 4, 2001 was $1.438 per share.

         The Securities offered hereby involve a high degree of risk. Please read the "Risk Factors" beginning on Page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         We will furnish to each person to whom this Prospectus is delivered, upon written request, a copy of any of the documents referred to in this prospectus. Requests should be addressed to: Mr. Shane Traveller c/o Trimedyne, Inc. 2801 Barranca Road, Irvine, California 92606. Mr. Traveller's telephone number is (949)559-5300.

         NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. ANY INFORMATION OR REPRESENTATION NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN RESPECT OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR BUSINESS SINCE THE DATE OF THIS PROSPECTUS.

                 THE DATE OF THIS PROSPECTUS IS JANUARY 12, 2001

                              AVAILABLE INFORMATION

         We have filed with the headquarters office of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-2 under the Securities Act of 1933 with respect to these securities. This Prospectus filed as part of such Registration
Statement does not contain all the information set forth in, or annexed as exhibits to, the Registration Statement. For further information about these securities and the Company, reference is made to the Registration Statement and the exhibits thereto. The Registration Statement and exhibits may be inspected at the Headquarters Office of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the Commission's regional offices at the following addresses: 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. at prescribed rates. The Commission also maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants such as the Company, that file electronically with the Commission. This material can be found at http://www.sec.gov.

                                TABLE OF CONTENTS
                                                                        Page No.

Prospectus Summary............................................................3

The Company...................................................................4

Risk Factors..................................................................4

Use of Proceeds...............................................................6

Plan of Distribution..........................................................6

Business of the Company.......................................................6

Description of Securities.....................................................7

Registration of Additional Shares.............................................7

Incorporation of Certain Documents by Reference...............................7

Commission's Policy on Indemnification for Securities Act Liabilities.........8

Legal Opinions................................................................8

Experts.......................................................................9

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by more detailed information and the financial statements appearing elsewhere in this Prospectus and in the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000.

The Company         Trimedyne,  Inc.  (the  "Company",  "we",  "our" or "us") is
                    engaged in the development,  manufacturing  and marketing of
                    Holmium "cold" pulsed Lasers,  Nd:YAG  "thermal"  continuous
                    wave  Lasers  and   proprietary,   disposable  and  reusable
                    fiber-optic laser delivery devices for use in orthopedics, urology, ear, nose and throat ("ENT") surgery, gynecology, gastrointestinal surgery, general surgery and other medical specialties. Our 90% owned subsidiary, Cardiodyne, Inc.
                    ("Cardiodyne"), is engaged in the development and testing of a new, automated heart revascularization system to treat severe angina.

The Offering        We are  offering up to  1,500,000  shares of Common Stock to the public.

Offering Price      The offering  price of the Common Stock will be based on the market price of the Common Stock at the time of sale.

Number Of Shares
Outstanding  On
Dec. 15, 2000       12,437,978  shares

Number Of Shares To
Be Outstanding
Following This
Offering*           14,087,978 shares

Use of Proceeds     The cash proceeds  that we will receive from this  offering,
                    after   underwriting   discounts  and  commissions  and  the
                    expenses of the offering, will be used for operations and for general corporate purposes.

Nasdaq Symbol       TMED




* Assuming all the Common Stock we are offering is sold.

                                   THE COMPANY

         Trimedyne, Inc. (the "Company", "we", "our" or "us") is engaged in the development, manufacturing and marketing of Holmium "cold" pulsed lasers, Nd:YAG "thermal" continuous wave lasers and proprietary, disposable and reusable fiber-optic laser delivery devices for use in orthopedics, urology, ear, nose and throat ("ENT") surgery, gynecology, gastrointestinal surgery, general surgery and other medical specialties. Our 90% owned subsidiary, Cardiodyne, Inc. ("Cardiodyne"), is engaged in the development and testing of a new, automated heart revascularization system using our 80 watt Holmium laser to treat severe angina (chest pain due to blockages in one or more of the coronary arteries).

         Our principal efforts from our inception in 1980 until 1991 were devoted to the manufacturing and marketing of cardiovascular lasers and related disposables for vaporizing plaque (fatty deposits) in blood vessels. As a result of significant declines in sales of our cardiovascular laser products, in 1991 we shifted our focus to laser and proprietary fiber-optic delivery systems for use in selected "less invasive" surgical applications in orthopedics, urology, gynecology, general surgery and ENT surgery. Our Nd:YAG lasers have been cleared for sale by the U.S. Food and Drug Administration ("FDA") in a variety of medical specialties, particularly for the coagulation of tissue.

         Our Holmium lasers have been cleared for sale by the FDA for use in the aforementioned specialties, particularly for the vaporization of tissues, as well as being cleared for sale by the FDA in November 1999 for use in gastrointestinal surgery. In November 2000, we received clearance from the FDA to market our Holmium laser and fiber-optic devices in minimally invasive foraminoplasty procedures, which orthopedic surgeons can employ to treat herniated and ruptured lumbar (lower back) discs on an outpatient basis. The Company is also engaged in the development of new laser products for other surgical applications.

         Our factory and corporate office is located at 15091 Bake Pkwy, Irvine California, 92618, at which its telephone number is (949)559-5300.

         Our Common Stock is traded on Nasdaq National Market System under the symbol "TMED". The closing price of our Common Stock on January 4, 2001 was $1.438 per share.

                                  RISK FACTORS

         An investment in the common stock offered in this Prospectus involves a high degree of risk. You should carefully consider the following risks and uncertainties. The risks and uncertainties described below may not be the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event, the trading price of our common stock could decline and you may lose all or part of your investment.

We have incurred substantial losses and anticipate continuing losses

         We had a loss of $4,700,000 in the fiscal year ended September 30, 2000. Though we had net income of $2,750,000 in fiscal 1999, our income in 1999 was derived from our having received $6.5 million in settlement of our lawsuit with C.R. Bard, Inc. ("Bard"), in December 1998. Excluding the settlement from Bard, we would have had a loss of $3,750,000 in fiscal 1999. We sustained a loss of $2,538,000 in fiscal 1998. At September 30, 2000 we had an accumulated deficit of $36,441,000. We anticipate continuing to incur losses until we generate sufficient revenues to offset the costs associated with manufacturing and marketing our current products, overhead, and the development of new products. There can be no assurance that we will ever operate profitably. You should be aware of the risks, problems, delays, expenses, and difficulties encountered by companies developing new medical technologies, especially in view of the significant competition that we have and will continue to encounter.

We may need substantial additional financing

         The development, testing, approval, and marketing of medical devices require a substantial amount of funds. We currently use our cash reserves to meet our financial obligations and to fund operations. As of September 30, 2000, we had $7,356,000 in working capital, of which $3,543,000 was cash and equivalents and marketable securities. We believe existing working capital is sufficient to meet our operating needs and the operating needs of our 90% owned subsidiary, Cardiodyne, Inc. for the next six months. We have implemented cutbacks in our operating expenses and have significantly reduced Cardiodyne's operating expenses. We are seeking additional financing to support Trimedyne's operations and to continue the development of new products. Sources of such financing may include the sale of additional equity securities or the sale or licensing of patent rights. The issuance of additional shares of Common Stock may dilute your holdings. Any inability to obtain additional financing will have a material adverse effect on us, such as requiring us to reduce or curtail Trimedyne's operations.

There is no assurance that any or all of the shares will be sold

         The Underwriter is offering our Common Stock to the public on a "best efforts" basis, and is not committed to purchase any of the shares. If substantially less than all of the shares of our Common Stock are sold, the proceeds may be insufficient to cover our capital needs (See "Plan of Distribution").

We may not be able to adjust to rapid technological changes

         We are engaged in an intensely competitive industry. In recent years, the medical laser industry has been characterized by rapid technological change. There is no assurance that our present products may not face technological obsolescence, or that we will be able to develop, acquire licenses for, or obtain regulatory approvals to market new products and keep pace with technological advances.

We may acquire other entities

         We may engage in acquisitions of other companies and businesses and may use our cash reserves or our Common Stock to pay for these companies. If we use our Common Stock for acquisitions, this may result in a dilution of the percentage of the equity you own. In addition, acquisitions may involve speculative and risky undertakings. Under Nevada law, acquisitions do not require shareholder approval, except when accomplished by merger or consolidation.

There are outstanding options that may dilute your ownership

         As of September 30, 2000, our officers, directors, key employees and consultants had been granted stock options to purchase 872,390 shares of Common Stock at exercise prices between $1.48 and $6.63 per share. If all of these options were exercised, the underlying stock would represent approximately 7% of our presently outstanding stock. Almost all of these options and warrants have exercise prices below the current market price of the Common Stock. We may also grant options in the future at prices below the current market price of our stock, although we presently have no intention to do so.

Our stock price is volatile

         The market prices for securities of medical device companies, including our stock, have been volatile. It is likely that the price of our Common Stock will fluctuate in the future. Many factors can impact the market price of our stock, such as announcements of technological innovations or new commercial products, FDA clearances or approvals, the results of pre-clinical testing and clinical trials, the issuance or acquisition of patents or proprietary rights, changes in sales or earnings, recommendations by securities analysts, and market conditions in general. The market price of our stock could also be adversely affected by future exercises of outstanding warrants and options.

We do not anticipate paying any dividends

         We have not paid any dividends in the past and do not anticipate paying any dividends in the foreseeable future. This may depress the price of our stock, as a non-dividend paying stock may not appeal to certain investors.

We may issue preferred stock that could effect the rights of holders of our Common Stock

         We are authorized to issue 1,000,000 shares of Preferred Stock. Our Board of Directors has broad powers to fix the rights and terms of any Preferred Stock without requiring shareholder approval. The issuance of any Preferred Stock could have an adverse effect on the rights of the holders of our Common Stock.

We are subject to extensive government regulation

         Our business is subject to extensive regulation by the FDA and comparable regulatory authorities of foreign countries. Compliance with regulatory requirements and obtaining approvals to test or market new medical devices is expensive and time consuming. We cannot be assured that we will be able to meet all regulatory requirements of the FDA and other governmental authorities or obtain and maintain approvals to test and market our present or new products. Failing to meet necessary government requirements will have a negative impact on our ability to sell our products.

We carry limited liability insurance

         We carry an aggregate of $6,000,000 of general liability insurance. There is no assurance that we can maintain such insurance in force at an acceptable cost or that the amount of such insurance will be sufficient to protect our assets in the event of claims by users of our products or other parties. If court awards exceeding the amount of such insurance were made, our assets could be depleted.

We are dependant upon maintaining valid patents and licenses

          There is no assurance our patents will be upheld if challenged in courts or that we will be able to obtain additional valid patents. We also cannot assure that our products do not infringe patents owned by others, licenses to which may not be available to us. Our inability to do any of the foregoing will have an adverse impact on our ability to successfully remain in business.

                                 USE OF PROCEEDS

         The cash proceeds that we will receive from this offering, after underwriting discounts and commissions and expenses of the offering, will be applied to our general operating account and used for operations, increasing our marketing and sales efforts, and ongoing product development.

                              PLAN OF DISTRIBUTION

         The Underwriter is not committed to purchase any of the shares of Common Stock we are offering. As a result, there is no assurance that any or all of the shares will be sold. The 1,500,000 shares of Common Stock will be offered on a "best efforts" basis by _________________ (the "Underwriter") from time to time over a period of six (6) months from the date of this Prospectus, unless we and the Underwriter mutually agree to extend the offering, at such times and in such amounts as we and the Underwriter may mutually determine, at the market price of our Common Stock at the time of sale, with a seven percent (7%) commission to the Underwriter. However, no commission will be paid to the Underwriter on sales of our Common Stock to officers, directors or employees of the Company and their affiliates.


         We have sold the Underwriter, for a nominal consideration, 150,000 Warrants exercisable to purchase shares of our Common Stock in an amount equal to ten percent of the number of shares of Common Stock sold to the public. To the extent exercisable, each Warrant will be exercisable over a period of four
(4) years, commencing one (1) year from the date of this Prospectus, to purchase one (1) share of our Common Stock at a price equal to 120% of the market price of our Common Stock at the time of sale. In addition, we have agreed to pay the Underwriter a non-refundable expense allowance of one percent (1%) of the sales of our Common Stock to the public, of which $25,000 has been prepaid.

                             BUSINESS OF THE COMPANY

         This Prospectus is accompanied by our Annual report on Form 10-KSB for the fiscal year ended September 30, 2000, which document fully sets forth our business and financial and other information concerning us as of that date.

Subsequent Events

         We experienced the following material changes to our operations subsequent to the end of our fiscal year, which are described in more detail in our Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000:

(a) On October 4, 2000, we announced our subsidiary, Cardiodyne Inc., received favorable results from testing its angiogenic "cocktail" in and animal (pig) study at the Texas Heart Institute in Houston.

(b) On November 27, 2000, we announced clearance from the FDA to market our Holmium laser and associated fiber-optic delivery devices for use in minimally invasive foraminoplasty procedures, which orthopedic surgeons may use to treat lower back and leg pain due to a herniated or ruptured lumbar spinal disk.

(c) On November 28, 2000, we announced we are commencing to market a new line of low cost arthroscopy devices.

(d) On November 30, 2000, we announced the acquisition of Mobile Surgical Technologies, Inc. ("MST"), a Dallas, Texas-based contract service provider of laser and other surgical services, in exchange for 500,000 shares of our unregistered Common Stock.

(e) On December 4, 2000, we announced the election of William J. Schubert, founder and President of MST, as our Vice Chairman and Chief Executive Officer.

                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 30,000,000 shares of Common Stock, par value $.01, and 1,000,000 shares of Preferred Stock, par value $0.01.

Common Stock

         The shares of our Common Stock presently outstanding are, and the shares of Common Stock to be outstanding after this offering will be, fully paid and non-assessable. Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all actions to be taken by stockholders. In the event we liquidate, dissolve or wind-up our operations, the holders of the Common Stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any Preferred Stock that may then be outstanding. The Common Stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors and holders of the remaining shares by themselves cannot elect any Directors.

         Holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any Preferred Stock that may then be outstanding.

         Our Articles of Incorporation provides for a staggered Board of Directors, pursuant to which the Board is divided into three classes (as nearly equal in number as possible) with the term of one class expiring each year. The Articles also provide that the staggered Board provisions cannot be amended, altered or repealed except by the vote of not less than two-thirds of our issued and outstanding Common Stock and Preferred Stock which may then be entitled to vote.

Registration of Additional Shares

         Included in the Registration Statement of which this Prospectus is a part are the 150,000 shares of Common Stock underlying the 150,000 five year Warrants we have sold to the Underwriter.

Transfer Agent

         Our transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The  following   documents   filed  by  us  with  the   Commission  are
incorporated herein by reference:

         (a) Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000, filed pursuant to Section 13 of the Exchange Act.

         (b)  The   description  of  the  common  stock  contained  in  the  our
Registration Statement on Form 8-A filed July 16, 1982 pursuant to Section 12 of the Exchange Act.

         (c) All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment hereto, which indicates that all securities offered have been sold or deregisters all securities all securities then remaining unsold, which shall be deemed to be a part hereof from the date of the filing of each such report or document.

         We will furnish to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to by reference. Requests should be addressed to: Shane H. Traveller, President and Chief Operating Officer, Trimedyne, Inc., 19501 Bake Pkwy., Irvine, California 92618 (Telephone: (949) 559-5300.

         The public may read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room located at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-(800)-SEC-0330. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the Commission.

                   COMMISSION'S POLICY ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Article 12 of our Certificate of Incorporation contains provisions relating to the indemnification of our directors and officers to the fullest extent permitted by Nevada law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit, or proceeding, whether civil, criminal, administrative or investigative, to which the director is a party by reason of being our director or a director of our subsidiary, if it is determined that the director acted in accordance with the applicable standard of conduct set forth in those statutory provisions.

         We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not otherwise indemnify such person.

         Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                 LEGAL OPINIONS

         Legal matters in connection with the securities being offered hereby have been passed upon for us by Heller, Horowitz & Feit, P.C. 292 Madison Avenue, New York, New York 10017. Heller, Horowitz & Feit, P.C. is our general securities and corporate counsel and represented us in our initial public offering and in numerous matters since then. Mr. Richard F. Horowitz, a member of that firm, is also a member of our Board of Directors.

         Legal matters in connection with this offering have been passed upon for the Underwriter by _________________ of _________________.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement.

Securities and Exchange Commission Fee............  $ 626.39
Accountants' Fees and Expenses....................     -----
Legal Fees and Expenses...........................     -----
Blue Sky Fees and Expenses........................     -----
Underwriter's Expense Allowance...................     -----
Miscellaneous.....................................     _____
                                                        ---
                           TOTAL                      $_____

Item 15. Indemnification of Directors and Officers.
         ------------------------------------------

         Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any of our directors or officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which the director is a party by reason of being one of our directors or officers, if it is determined that the director acted in accordance with the applicable standard of conduct set forth in those statutory provisions. Article 12 of our Certificate of Incorporation contains provisions relating to the indemnification of our directors and officers to the fullest extent permitted by Nevada law.

         We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Item 16. Exhibits
         ---------

         The following exhibits were filed with this Registration Statement:

         5        Opinion of Counsel

         23(a)    Consent of McKennon, Wilson & Morgan, LLP

                  Form of "Best Efforts" Underwriting Agreement

Item 17. Undertakings.
         ------------

                  The undersigned Registrant hereby undertakes;

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 12th day of January, 2001.

                                  TRIMEDYNE, INC.



                                   By:/s/
                                      William J. Schubert
                                      Vice-Chairman and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                 Title                         Date
---------                 ------                       ------

/s/                       Chairman                      January 12, 2001
--------------------
Marvin P. Loeb


/s/                       Vice-Chairman and            January 12, 2001
---------------------     Chief Executive Officer
William J. Schubert, Jr.


/s/                       President, Chief             January 12, 2001
---------------------     Operating Officer,
Shane H. Traveller        Chief Financial Officer,
                          and Director


/s/                       Director                     January 12, 2001
----------------------
Donald Baker

/s/                       Director                     January 12, 2001
----------------------
Bruce N. Barron

/s/                       Director                     January 12, 2001
----------------------
Richard F. Horowitz